Exhibit 99.1

ATRenew Inc. Reports Unaudited Fourth Quarter and Full Year 2023 Financial Results

SHANGHAI, March 12, 2024 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Highlights

•
Total net revenues grew by 29.9% to RMB3,873.6 million (US$545.6 million) from RMB2,981.2 million in the fourth quarter of 2022.
•
Loss from operations was RMB16.7 million (US$2.4 million), compared to a loss from operations of RMB2,210.6 million in the fourth quarter of 2022. Adjusted income from operations (non-GAAP)1 was RMB81.6 million (US$11.5 million), compared to RMB34.6 million in the fourth quarter of 2022.
•
Number of consumer products transacted2 was 8.5 million, compared to 7.5 million in the fourth quarter of 2022.

Full Year 2023 Highlights

•
Total net revenues grew by 31.4% to RMB12,965.8 million (US$1,826.2 million) from RMB9,869.4 million in the full year of 2022.
•
Loss from operations was RMB173.3 million (US$24.4 million), compared to RMB2,623.7 million in the full year of 2022. Adjusted income from operations (non-GAAP)1 was RMB251.7 million (US$35.5 million) compared to RMB6.9 million in the full year of 2022.
•
Number of consumer products transacted2 was 32.3 million, compared to 32.0 million in the full year of 2022.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are delighted to report another quarter of record total net revenues, which exceeded the high-end of our fourth-quarter guidance. Our total revenue in 2023 increased by over 30% year-over-year to reach RMB13.0 billion. Our operational efficiency continued to enhance and led to a historical high in adjusted income from operations. This success came as we built premium user experience and trust, diligently developed trade-in solutions with e-commerce retailers and consumer electronics manufacturers, and as our innovative multi-category recycling services and refined pricing mechanisms won over more users. Looking into 2024, we have unflinching confidence in our core strategies, operational tactics, and the resilience of the circular economy.”

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “In 2023, our adjusted income from operations totaled RMB251.7 million, driven by a balance between solid topline growth and effective cost controls. This year, we will continue to prioritize strengthening our capability and efficiency of the supply chain as we enhance our industry-leading position by disciplined investments in service quality upgrades, customer mindshare acquisition, and attractive recycling pricing. Today, we are pleased to announce a new share repurchase program, re-iterating our steadfast commitment to enhancing shareholder value.”

Fourth Quarter 2023 Financial Results

REVENUE

Total net revenues increased by 29.9% to RMB3,873.6 million (US$545.6 million) from RMB2,981.2 million in the same period of 2022.

•
Net product revenues increased by 31.1% to RMB3,522.5 million (US$496.1 million) from RMB2,687.9 million in the same period of 2022. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics both through the Company’s online and offline channels.
•
Net service revenues increased by 19.7% to RMB351.1 million (US$49.5 million), compared to RMB293.3 million in the same period of 2022. This increase was primarily due to the recovery of Paipai and PJT marketplaces from the COVID-19 pandemic's negative impact during 2022.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB3,894.0 million (US$548.5 million), compared to RMB3,370.6 million in the same period of 2022, representing an increase of 15.5%.

•
Merchandise costs were RMB3,150.0 million (US$443.7 million), compared to RMB2,370.5 million in the same period of 2022, representing an increase of 32.9%. This was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB301.1 million (US$42.4 million), compared to RMB274.9 million in the same period of 2022, representing an increase of 9.5%. The increase was primarily due to an increase in personnel costs as the Company conducted more recycling and transaction activities compared with the same period of 2022.
•
Selling and marketing expenses were RMB317.0 million (US$44.7 million), compared to RMB594.0 million in the same period of 2022, representing a decrease of 46.6%. The decrease was primarily due to (i) the recognition of the impairment loss of intangible assets and deferred cost in fourth quarter of 2022 which was nil in fourth quarter of 2023, and (ii) a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions, after recognizing the impairment loss of intangible assets and deferred cost in the fourth quarter of 2022. The decrease was partially offset by an increase in marketing expenses.
•
General and administrative expenses were RMB62.2 million (US$8.8 million), compared to RMB76.6 million in the same period of 2022, representing a decrease of 18.8%, primarily due to (i) a one-off consulting fees incurred in the fourth quarter of 2022, and (ii) a decrease in share-based compensation expenses.
•
Technology and content expenses were RMB63.8 million (US$9.0 million), compared to RMB54.5 million in the same period of 2022, representing an increase of 17.1%. The increase was primarily due to an increase in personnel costs in connection with the future ongoing upgrade of the Company’s operation center and system.

LOSS FROM OPERATIONS

Loss from operations was RMB16.7 million (US$2.4 million), compared to RMB2,210.6 million in the same period of 2022.

Adjusted income from operations (non-GAAP) was RMB81.6 million (US$11.5 million), compared to RMB34.6 million in the same period of 2022.

NET (LOSS) INCOME

Net income was RMB2.8 million (US$0.4 million), compared to net loss of RMB2,151.2 million in the same period of 2022.

Adjusted net income (non-GAAP) was RMB91.0 million (US$12.8 million), compared to RMB22.5 million in the same period of 2022.

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB0.02 (US$0.00), compared to negative RMB13.23 in the same period of 2022.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.57 (US$0.08), compared to RMB0.14 and RMB0.13 in the same period of 2022.

Full Year 2023 Financial Results

REVENUE

Total net revenues increased by 31.4% to RMB12,965.8 million (US$1,826.2 million) from RMB9,869.4 million in the full year of 2022.

•
Net product revenues increased by 34.4% to RMB11,658.3 million (US$1,642.0 million) from RMB8,676.7 million in the full year of 2022. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online and offline channels.
•
Net service revenues increased by 9.6% to RMB1,307.5 million (US$184.2 million) from RMB1,192.8 million in the full year of 2022. The increase was primarily due to the recovery of Paipai and PJT marketplaces from the COVID-19 pandemic's negative impact during 2022.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 22.7% to RMB13,175.4 million (US$1,855.7 million) from RMB10,714.4 million in the full year of 2022.

•
Merchandise costs were RMB10,338.9 million (US$1,456.2 million), compared to RMB7,596.6 million in the full year of 2022, representing an increase of 36.1%. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB1,124.0 million (US$158.3 million), compared to RMB1,123.5 million in the full year of 2022, representing a minor statistic change. This minor change was primarily due to an increase in personnel costs as the Company conducted more recycling and transaction activities compared with the year of 2022, which partially offset by (i) a decrease in logistics expenses and operation center related expenses as the Company kept optimizing its store and operation station networks, and (ii) a decrease in share-based compensation expenses.

•
Selling and marketing expenses were RMB1,250.9 million (US$176.2 million), compared to RMB1,536.1 million in the full year of 2022, representing a decrease of 18.6%. The decrease was primarily due to (i) the recognition of the impairment loss of intangible assets and deferred cost in the year of 2022, which was nil in 2023, (ii) a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions, after recognizing the impairment loss of intangible assets and deferred cost in the year of 2022, and (iii) a decrease in personnel cost. The decrease was partially offset by an increase in marketing expenses.
•
General and administrative expenses were RMB266.0 million (US$37.5 million), compared to RMB230.4 million in the full year of 2022, representing an increase of 15.5%. The increase was primarily due to (i) an increase in expected credit loss, and (ii) an increase in office related expenses.
•
Technology and content expenses decreased by 14.1% to RMB195.7 million (US$27.6 million) from RMB227.8 million in the full year of 2022. The decrease was primarily due to the decrease in one-off technological expenses as the Company’s platforms become more sustainable.

LOSS FROM OPERATIONS

Loss from operations was RMB173.3 million (US$24.4 million), compared to RMB2,623.7 million in the full year of 2022.

Adjusted income from operations (non-GAAP) was RMB251.7 million (US$35.5 million), compared to RMB6.9 million in the full year of 2022.

NET LOSS

Net loss was RMB156.3 million (US$22.0 million), compared to RMB2,467.9 million in the full year of 2022.

Adjusted net income (non-GAAP) was RMB225.2 million (US$31.9 million), compared to RMB50.8 million in the full year of 2022.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.96 (US$0.14), compared to RMB15.16 in the same period of 2022.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB1.39 (US$0.20), compared to RMB0.31 and RMB0.30 in the same period of 2022.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,854.4 million (US$402.0 million) as of December 31, 2023, as compared to RMB2,802.1 million as of December 31, 2022.

Business Outlook

For the first quarter of 2024, the Company currently expects its total revenues to be between RMB3,550.0 million and RMB3,650.0 million, representing an increase of 23.6% to 27.1% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On December 9, 2022, ATRenew announced an extension of its share repurchase program under which the Company may repurchase up to US$100 million of its shares for another twelve-month period starting from December 28, 2022, with all other terms unchanged. During the fourth quarter of 2023, the Company repurchased 4,545,365 American depositary shares (“ADSs”) in the open market at an average price of US$1.78 per ADS, with a total cash consideration of US$8.1 million. As of December 31, 2023, the Company had repurchased a total of 18,360,694 ADSs for approximately US$56.5 million under this share repurchase program.

On March 12, 2024, ATRenew announced a new share repurchase program under which the Company may repurchase up to US$20 million of its shares over a twelve-month period beginning on March 12, 2024.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, March 12, 2024 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	2934540

The replay will be accessible through March 19, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	6692659

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is loss from operations excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income is net loss excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,703,626	1,978,696	278,694
Restricted cash	—	210,000	29,578
Short-term investments	782,230	410,547	57,824
Amount due from related parties, net	115,501	89,592	12,619
Inventories	433,467	1,017,155	143,263
Funds receivable from third party payment service providers	316,277	253,107	35,649
Prepayments and other receivables, net	539,077	567,622	79,948
Total current assets	3,890,178	4,526,719	637,575
Non-current assets:
Amount due from related parties, net, non-current	180,000	—	—
Long-term investments	219,583	467,095	65,789
Property and equipment, net	118,600	148,223	20,877
Intangible assets, net	544,650	270,631	38,118
Other non-current assets	95,744	80,411	11,326
Total non-current assets	1,158,577	966,360	136,110
TOTAL ASSETS	5,048,755	5,493,079	773,685
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	123,983	349,931	49,287
Accounts payable	73,335	532,293	74,972
Contract liabilities	195,369	119,715	16,862
Accrued expenses and other current liabilities	449,489	465,123	65,511
Accrued payroll and welfare	132,468	146,371	20,616
Amount due to related parties	47,604	78,032	10,991
Total current liabilities	1,022,248	1,691,465	238,239
Non-current liabilities:
Operating lease liabilities, non-current	33,523	22,495	3,168
Deferred tax liabilities	111,312	67,658	9,529
Total non-current liabilities	144,835	90,153	12,697
TOTAL LIABILITIES	1,167,083	1,781,618	250,936
TOTAL SHAREHOLDERS' EQUITY	3,881,672	3,711,461	522,749
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,048,755	5,493,079	773,685

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,687,917	3,522,474	496,130	8,676,672	11,658,298	1,642,037
Net service revenues	293,256	351,098	49,451	1,192,752	1,307,484	184,155
Operating (expenses) income (1)(2)
Merchandise costs	(2,370,546)	(3,149,968)	(443,664)	(7,596,613)	(10,338,870)	(1,456,199)
Fulfillment expenses	(274,927)	(301,081)	(42,406)	(1,123,495)	(1,123,994)	(158,311)
Selling and marketing expenses	(594,027)	(317,025)	(44,652)	(1,536,052)	(1,250,860)	(176,180)
General and administrative expenses	(76,605)	(62,187)	(8,759)	(230,421)	(265,981)	(37,463)
Technology and content expenses	(54,456)	(63,774)	(8,982)	(227,812)	(195,679)	(27,561)
Other operating (loss) income, net	(1,305)	3,752	528	41,238	36,264	5,108
Goodwill impairment loss	(1,819,926)	—	—	(1,819,926)	—	—
Loss from operations	(2,210,619)	(16,711)	(2,354)	(2,623,657)	(173,338)	(24,414)
Interest expense	(1,078)	(1,558)	(219)	(6,163)	(7,056)	(994)
Interest income	2,961	13,217	1,862	17,780	37,875	5,335
Other (loss) income, net	(13,678)	832	117	38,791	(5,887)	(829)
Loss before income taxes and share of loss in equity method investments	(2,222,414)	(4,220)	(594)	(2,573,249)	(148,406)	(20,902)
Income tax benefits	71,476	8,923	1,257	111,783	42,530	5,990
Share of loss in equity method investments	(307)	(1,925)	(271)	(6,471)	(50,374)	(7,095)
Net (loss) income	(2,151,245)	2,778	392	(2,467,937)	(156,250)	(22,007)
Net (loss) income per ordinary share:
Basic	(13.23)	0.02	0.00	(15.16)	(0.96)	(0.14)
Diluted	(13.23)	0.02	0.00	(15.16)	(0.96)	(0.14)
Weighted average number of shares used in calculating net (loss) income per ordinary share
Basic	162,569,309	160,765,588	160,765,588	162,819,410	162,160,835	162,160,835
Diluted	162,569,309	160,765,588	160,765,588	162,819,410	162,160,835	162,160,835
Net (loss) income	(2,151,245)	2,778	392	(2,467,937)	(156,250)	(22,007)
Foreign currency translation adjustments	8,751	(7,014)	(988)	(30,032)	8,883	1,251
Total comprehensive loss	(2,142,494)	(4,236)	(596)	(2,497,969)	(147,367)	(20,756)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(15,665)	(5,480)	(772)	(44,088)	(23,390)	(3,294)
Selling and marketing expenses	(12,025)	(3,974)	(560)	(35,547)	(17,240)	(2,428)
General and administrative expenses	(21,940)	(16,974)	(2,391)	(72,270)	(73,156)	(10,304)
Technology and content expenses	(7,970)	(4,967)	(700)	(22,331)	(20,616)	(2,904)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(88,747)	(66,412)	(9,354)	(352,748)	(288,749)	(40,669)
Technology and content expenses	(1,580)	(482)	(68)	(6,320)	(1,928)	(272)
(3) Includes impairment loss of deferred cost, intangible assets and goodwill as follows:
Selling and marketing expenses	(271,114)	—	—	(271,114)	—	—
Technology and content expenses	(6,217)	—	—	(6,217)	—	—
Goodwill impairment loss	(1,819,926)	—	—	(1,819,926)	—	—

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(2,210,619)	(16,711)	(2,354)	(2,623,657)	(173,338)	(24,414)
Add:
Share-based compensation expenses	57,600	31,395	4,423	174,236	134,402	18,930
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	90,327	66,894	9,422	359,068	290,677	40,941
Impairment loss of deferred cost, intangible assets and goodwill	2,097,257	—	—	2,097,257	—	—
Adjusted income from operations (non-GAAP)	34,565	81,578	11,491	6,904	251,741	35,457
Net loss	(2,151,245)	2,778	392	(2,467,937)	(156,250)	(22,007)
Add:
Share-based compensation expenses	57,600	31,395	4,423	174,236	134,402	18,930
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	90,327	66,894	9,422	359,068	290,677	40,941
Impairment loss of deferred cost, intangible assets and goodwill	2,097,257	—	—	2,097,257	—	—
Less:
Tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(71,476)	(10,047)	(1,415)	(111,783)	(43,654)	(5,990)
Adjusted net income (non-GAAP)	22,463	91,020	12,822	50,841	225,175	31,874
Adjusted net income per ordinary share (non-GAAP):
Basic	0.14	0.57	0.08	0.31	1.39	0.20
Diluted	0.13	0.57	0.08	0.30	1.39	0.20
Weighted average number of shares used in calculating net loss per ordinary share
Basic	162,569,309	160,765,588	160,765,588	162,819,410	162,160,835	162,160,835
Diluted	169,321,970	160,765,588	160,765,588	170,702,595	162,160,835	162,160,835